UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   -----------


                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-l(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                               (Original Filing)


                              BioVeris Corporation
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                    090676107
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                                 (CUSIP Number)


                                February 13, 2004
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d - 1(b)
[X]      Rule 13d - 1(c)
[   ]    Rule 13d - 1(d)

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1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
   Samuel J. and Nadine Wohlstadter, as trustees of The Wohlstadter 2004 Irrevocable Family Trust
   EIN-20-6117467
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a) *

   (b) *
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3. SEC USE ONLY

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4. CITIZENSHIP OR PLACE OF ORGANIZATION

   Madison County, Virginia
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5. SOLE VOTING POWER NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SOLE VOTING POWER

   3,365,437 shares
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6. SHARED VOTING POWER

   0 shares
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7. SOLE DISPOSITIVE POWER

   3,365,437 shares
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8. SHARED DISPOSITIVE POWER

   0 shares
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9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,365,437 shares
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10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   12.59% (1)
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12. TYPE OF REPORTING PERSON*

   00
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(1) Based on 26,726,950 shares of Common Stock reported to be outstanding as of
February 13, 2004 in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission for the quarter ended December 31, 2003.

-------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Samuel J. and Nadine Wohlstadter
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a) *

   (b) *
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-------------------------------------------------------------------------------
3. SEC USE ONLY

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4. CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
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5. SOLE VOTING POWER NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SOLE VOTING POWER

   1,400,000 shares
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6. SHARED VOTING POWER

0 shares
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7. SOLE DISPOSITIVE POWER

1,400,000 shares
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8. SHARED DISPOSITIVE POWER

0 shares
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9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,400,000 shares
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.24% (1)
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12. TYPE OF REPORTING PERSON*

       IN
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         (1) Based on 26,726,950 shares of Common Stock reported to be outstanding as of February 13, 2004 in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission for the quarter ended December 31, 2003.

Item  1(a).           Name of Issuer:

                      Bioveris Corporation

Item  1(b).           Address of Issuer's Principal Executive Offices:

                      16020 Industrial Drive
                      Gaithersburg, Maryland 20877

Item  2(a).           Name of Person Filing:

                      This statement is filed jointly on behalf of the persons identified below, in accordance with 13d-1(k)(1) under the Exchange Act.

                      Samuel J. and Nadine Wohlstadter, as trustees of The Wohlstadter 2004 Irrevocable Family Trust (the "Trust") and Samuel J. and Nadine Wohlstadter.

Item  2(b).          Address of Principal Business Office or if None, Residence:

                      The address of the Trust is:

                      653 Hoffman Chapel Lane
                      Madison, VA  22727-3112

                      The address of the Wohlstadters is:

                      16020 Industrial Drive
                      Gaithersburg, Maryland 20877

Item  2(c).           Citizenship:

                      The Trust:  Madison County, Virginia
                      Mr. and Mrs. Wohlstadter:  United States of America

Item  2(d).           Title of Class of Securities:

                      Common Stock, $0.001 par value

Item  2(e).           CUSIP Number:

                      090676107

Item  3.              Description of Person Filing:

                      Not Applicable

Item  4.              Ownership:

                      Mr. & Mrs. Wohlstadter, as trustees of the Trust:

                        (a)  Amount beneficially  owned:  3,365,437
                        (b) Percent of class: 12.59%
                        (c) Number of shares as to which such person has:
                                (i) Sole voting power:  3,365,437
                                (ii) Shared  voting power:  0
                                (iii)  Sole   dispositive   power:   3,365,437
                                (iv)  Shared dispositive power: 0


                      Mr. and Mrs. Wohlstadter:

                        (a) Amount beneficially owned: 1,400,000
                        (b) Percent of class: 5.24%
                        (c) Number of shares as to which such person has:
                                (i) Sole voting power: 1,400,000
                                (ii) Shared voting power: 0
                                (iii) Sole dispositive power: 1,400,000
                                (iv) Shared dispositive power: 0

Item  5.              Ownership of Five Percent or Less of a Class:

                      Not Applicable

Item  6.              Ownership of More than Five Percent on Behalf of Another
                      Person:

                      The Trust has the right to receive dividends from, or the proceeds from the sale of, the shares held by the Trust, ownership of which is hereby reported.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                      Not Applicable

Item  8.              Identification and Classification of Members of the Group:

                      Not Applicable

Item  9.              Notice of Dissolution of Group:

                      Not Applicable

Item  10.             Certifications:

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                         [SIGNATURES ON FOLLOWING PAGE]

                                    SIGNATURE


After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                           February 23, 2004


                                           THE WOHLSTADTER 2004
                                           IRREVOCABLE FAMILY TRUST

                                           By: /s/ Samuel J. Wohlstadter
                                           -----------------------------
                                           Samuel J. Wohlstadter, as trustee

                                           By: /s/ Nadine Wohlstadter
                                           --------------------------
                                           Nadine Wohlstadter, as trustee

                                           /s/ Samuel J. Wohlstadter
                                           -------------------------
                                           Samuel J. Wohlstadter

                                           /s/ Nadine Wohlstadter
                                           ----------------------
                                           Nadine Wohlstadter

                                     EXHIIBIT A


                        AGREEMENT REGARDING JOINT FILING


Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby agree to file jointly on behalf of each of them the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Exchange Act.


It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.


It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto.




                                           Dated:   February 23, 2004


                                           THE WOHLSTADTER 2004
                                           IRREVOCABLE FAMILY TRUST

                                           By: /s/ Samuel J. Wohlstadter
                                           -----------------------------
                                           Samuel J. Wohlstadter, as trustee

                                           By: /s/ Nadine Wohlstadter
                                           --------------------------
                                           Nadine Wohlstadter, as trustee

                                           /s/ Samuel J. Wohlstadter
                                           -------------------------
                                           Samuel J. Wohlstadter

                                           /s/ Nadine Wohlstadter
                                           ----------------------
                                           Nadine Wohlstadter